

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

VIA E-Mail
Mr. Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, Pennsylvania 19087

> **Re:** **Brandywine Realty Trust**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 001-09106**
>
> **Brandywine Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 000-24407**

Dear Mr. Howard M. Sipzner:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Results Of Operations, page 46

1.   We note your presentation of same store property portfolio information.   In future periodic filings please expand to disclose and discuss the following.

- Expand upon your existing definition of same store to discuss at what point in the development or redevelopment process you exclude them from your same store designation.
- Include in your same store disclosures occupancy and average rent trends, as adjusted for leasing incentives if any

2.   Please revise future periodic filings to clarify what expenses are included in property operating expenses and what expenses are included in general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Depreciation and Amortization, page F-20

3.   Please provide to us your materiality analysis supporting management's opinion that the correction of the error was not material to the financial statements presented. Within your response, please ensure that you specifically address the large percentage of the 2011 net loss the correction of the error represents.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief